

February 24, 2025

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
C601, Gazelle Valley, No.69 Jinye Road
Xi'an Hi-tech Zone, Xi'an, China

> **Re: Bon Natural Life Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 18, 2025**
> **File No. 333-283333**

Dear Yongwei Hu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your response to comment 1 and reissue. Please revise your Cover Page headings to reflect that you also are registering 5,000,000 Class A Ordinary Shares in addition to the 5,000,000 Class A Ordinary Shares underlying the Pre-Funded Warrants and the 10,000,000 Class A Ordinary Shares underlying the Series A and B Warrants.

2. We note your revised disclosures indicating that your Series A and Series B warrants contain reset and/or alternative cashless exercise features that could result in the warrant holders potentially receiving a significant number of Class A Ordinary Shares in excess of the 10,000,000 shares highlighted in the header. Given these provisions, please revise the header, the coverpage narrative and the Summary to highlight the

maximum number of shares that could be issued upon exercise of (i) your Series A warrants and (ii) your Series B warrants. For guidance, refer to Regulation S-K, Item 501(b)(2).

3.   With respect to the warrants with an alternative cashless exercise feature, please revise the coverpage narrative and Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share.

Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cassi Olson, Esq.